Exhibit 99.1
[ICON] GRUPO
       RADIO
      CENTRO

Earnings
Release

IR Contacts:

In Mexico:
Pedro Beltran / Alfredo Azpeitia.
Grupo Radio Centro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York:
Maria Barona
Bianca Hirani
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

[LOGO] NYSE [SEAL] Mexico

                                                           For Immediate Release

                                                                   July 22, 2003

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                          GRUPO RADIO CENTRO ANNOUNCES
                 SECOND QUARTER AND FIRST HALF RESULTS FOR 2003
--------------------------------------------------------------------------------

Mexico City, July 22, 2003 - Grupo Radio Centro,  S.A. de C.V. (BMV:  RCENTRO-A,
NYSE: RC) (the "Company"), Mexico's leading radio broadcasting company, announced today its results of operations for the second quarter and first half ended June 30, 2003. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of June 30, 2003.

Second Quarter Results

For the three months ended June 30, 2003, broadcasting revenue was Ps. 255,617,000, a 40.3% increase compared to Ps. 182,139,000 reported during the same period of 2002. This increase was mainly due to advertising expenditures from political parties in connection with the congressional elections that took place on July 6, 2003.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the three months ended June 30, 2003 were Ps. 130,960,000, essentially unchanged from Ps. 131,169,000 reported for the same period of 2002.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the three months ended June 30, 2003 was Ps. 124,657,000, an increase of 144.6% compared to Ps. 50,970,000 reported for the same period of 2002, mainly as a result of the increase in broadcasting revenue.

Depreciation and amortization for the second quarter of 2003 amounted to Ps. 27,199,000, compared to Ps. 24,170,000 reported for the same period of 2002. This rise was mainly due to the accelerated amortization of goodwill associated with the purchase of one of the Company's subsidiaries that was discontinued during the second quarter of 2003.

                                                Grupo Radio Centro, S.A. de C.V.
                                                     Second Quarter 2003 Results
                                                                     Page 2 of 4


The Company's corporate, general and administrative expenses for the three months ended June 30, 2003 were Ps. 17,195,000, compared to Ps. 12,043,000 reported for the same period of 2002. This 42.8% increase was attributable to higher corporate and administrative fees paid to Infored relating to the variable expenses for the production of the Monitor radio news program as a result of the increase in broadcasting revenues during the second quarter of 2003.

The Company's operating income for the second quarter of 2003 was Ps. 80,263,000, an increase of 443.9% compared to Ps. 14,757,000 reported for the same period of 2002. This growth resulted from the increase in broadcasting income as a result of the increase in broadcasting revenue.

The Company's comprehensive financing cost for the three months ended June 30, 2003 was Ps. 6,981,000, a decrease of 83.0% compared to comprehensive financing cost of Ps. 41,064,000 reported for the same period in 2002. This favorable change is primarily attributable to a substantial decrease in foreign exchange loss, net, from Ps. 37,599,000 during the second quarter of 2002 to Ps. 218,000 in the second quarter of 2003, mainly as a result of the conversion of the Company's U.S. dollar-denominated bank loans to Mexican peso-denominated bank loans during the fourth quarter of 2002.

Other expenses, net, for the three months ended June 30, 2003 were Ps. 17,256,000, compared to Ps. 15,081,000 reported for the same period of 2002.
This 14.4% increase is primarily attributable to expenses related to the exchange of certain ordinary participation certificates of the Company for underlying Series A shares of the Company and the amendment of the trust arrangements relating to the Company's ordinary participation certificates, which took place on June 29, 2003 and to severance payments resulting from a personnel reduction in the second quarter of 2003.

For the second quarter of 2003, the Company's income before provisions for income tax and employee profit sharing was Ps. 56,026,000, compared to the Company's loss before provisions of Ps. 41,388,000 reported for the same period in 2002. Due to the loss before provisions during the second quarter of 2002, the Company recorded no provisions for income tax and employee profit sharing compared to provisions for income tax and employee profit sharing of Ps. 2,050,000 for the same period in 2003.

As a result of the foregoing, the Company reported net income for the second quarter of 2003 of Ps. 53,976,000, compared to a net loss of Ps. 41,388,000 reported for the same period of 2002.

First Half Results

For the six months ended June 30, 2003, broadcasting revenue was Ps. 443,585,000, a 44.8% increase compared to Ps. 306,285,000 reported for the same period of 2002. This increase was mainly attributable to higher advertising expenditures from political parties, which rose in connection with the congressional elections that took place on July 6, 2003.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) during the first half of 2003 were Ps. 241,949,000, a 5.5% decrease compared to Ps. 255,985,000 reported for the same period of 2002. This decrease in broadcasting expenses is primarily attributable to lower operating expenses in connection with the cancellation of unprofitable programming, and a reduction in personnel expenses during the second quarter of 2003 compared with the same period of 2002.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) during the first half of 2003 was Ps.

                                                Grupo Radio Centro, S.A. de C.V.
                                                     Second Quarter 2003 Results
                                                                     Page 3 of 4


201,636,000, which more than quadrupled the broadcasting income of Ps. 50,300,000 reported for the same period of 2002. This increase is mainly attributable to greater broadcasting revenue and, to a lesser extent, the reduction in broadcasting expenses.

Depreciation and amortization during the first half of 2003 was Ps. 55,435,000, an increase of 14.4% compared to Ps. 48,439,000 reported for the same period of 2002. This increase is mainly due to the factors mentioned above for the second quarter of 2003.

The Company's corporate, general and administrative expenses during the first half of 2003 were Ps. 28,425,000, an increase of 22.7% compared to Ps. 23,166,000 reported for the same period of 2002. This increase is mainly due to the factors mentioned for the second quarter of 2003.

As a result of the increase in broadcasting income, the Company reported operating income of Ps. 117,776,000 for the first half of 2003, compared to an operating loss of Ps. 21,305,000 reported for the same period of 2002.

The Company's comprehensive financing cost for the first half of 2003 was Ps. 19,506,000, a reduction of 48.9% compared to comprehensive financing cost of Ps. 38,170,000 for the same period of 2002. This reduction is mainly attributable to a decrease in foreign exchange loss, net, from Ps. 33,130,000 for the first half of 2002 to Ps. 7,110,000 for the same period of 2003, resulting from the conversion of the Company's U.S. dollar-denominated bank loans to Mexican peso-denominated bank loans during the fourth quarter of 2002. This favorable change was partially offset by an increase in interest expense resulting from an increase in interest rates.

Other expenses, net, for the first half of 2003 were Ps. 34,377,000, a 13.3% increase compared to Ps. 30,348,000 reported for the same period of 2002. This increase is attributable to the factors mentioned above in connection with the second quarter.

For the first half of 2003, the Company reported income before provisions for income tax and employee profit sharing of Ps. 63,893,000, compared to a loss before provisions for income tax and employee profit sharing of Ps. 89,823,000 reported for the same period in 2002. During the first half of 2002, the Company recorded no provisions for income tax and employee profit sharing principally due to the loss before provisions during this period compared to the provisions for income tax and employee profit sharing of Ps. 2,050,000 for the same period in 2003.

As a result of the foregoing, the Company had net income of Ps. 61,843,000 for the first half of 2003 compared to a net loss of Ps. 89,823,000 for the first half of 2002.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

                                                Grupo Radio Centro, S.A. de C.V.
                                                     Second Quarter 2003 Results
                                                                     Page 4 of 4

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Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.
--------------------------------------------------------------------------------

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                        GRUPO RADIO CENTRO, S.A. DE C.V.
                      CONSOLIDATED UNAUDITED BALANCE SHEETS
                          as of June 30, 2003 and 2002
       in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2003
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------

                                                                           ---------------------------------------------------------
                                                                                                     June 30
                                                                           ---------------------------------------------------------
                                                                                             2003                            2002
                                                                                   U.S. $(1)             Ps.                  Ps.
                                                                           -------------------------------------   -----------------
                              ASSETS
Current assets:
  Cash and temporary investments                                                     12,487             130,875              61,812
                                                                           -----------------   -----------------   -----------------

Accounts receivable:
  Broadcasting, net                                                                  22,272             233,428             137,837
  Other                                                                                 893               9,355               6,680
  Income tax recoverable                                                                  0                   0               7,161
                                                                           -----------------   -----------------   -----------------
                                                                                     23,165             242,783             151,678

Guarantee deposit                                                                       660               6,915               7,207
Prepaid expenses                                                                      1,672              17,524              17,825
                                                                           -----------------   -----------------   -----------------
  Total current assets                                                               37,984             398,097             238,522

Prepaid expenses                                                                      9,544             100,025             114,500
Property and equipment                                                               44,733             468,835             501,927
Deferred charges                                                                      1,624              17,023              15,541
Guarantee deposit                                                                       385               4,034              11,411
Excess of cost over book value of subsidiaries                                       74,615             782,023             865,199
Other assets                                                                            299               3,140               4,222
                                                                           -----------------   -----------------   -----------------
                           Total assets                                             169,184           1,773,177           1,751,322
                                                                           =================   =================   =================

                            LIABILITIES
Current:
  Notes payable                                                                      12,348             129,421             185,510
  Advances from customers                                                             9,638             101,014              81,430
  Other accounts payable and accrued expenses                                         5,719              59,934              96,029
  Taxes payable                                                                       5,540              58,060               5,755
                                                                           -----------------   -----------------   -----------------
     Total current liabilities                                                       33,245             348,429             368,724

Long-Term:
  Deferred income tax                                                                 4,395              46,065              81,997
  Notes payable                                                                      11,365             119,112             202,184
  Reserve for labor obligations                                                       2,642              27,693              22,166
                                                                           -----------------   -----------------   -----------------
                           Total liabilities                                         51,647             541,299             675,071
                                                                           -----------------   -----------------   -----------------

                       STOCKHOLDERS' EQUITY
Capital stock                                                                        99,701           1,044,947           1,044,932
Retained earnings                                                                    22,275             233,461              77,975
Provision for repurchase of shares                                                    3,536              37,057              37,072
Accumulated effect of deferred income tax                                            (8,425)            (88,300)            (88,260)
Surplus on restatement of capital                                                       403               4,222               4,059
Minority interest                                                                        47                 491                 473
                                                                           -----------------   -----------------   -----------------
     Total stockholders'  equity                                                    117,537           1,231,878           1,076,251
                                                                           -----------------   -----------------   -----------------
               Total liabilities and stockholders' equity                           169,184           1,773,177           1,751,322
                                                                           =================   =================   =================

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.4808 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2003.

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

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                        GRUPO RADIO CENTRO, S.A. DE C.V.
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
                    for the three-month and six-month periods
                     ended June 30, 2003 and 2002 expressed
       in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2003
          (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
--------------------------------------------------------------------------------

                                                 -----------------------------------------------------------------------------------
                                                              2nd Quarter                                   First Half
                                                 ----------------------------------------  -----------------------------------------
                                                             2003                 2002                2003                   2002
                                                    U.S.$ (1)        Ps.           Ps.         U.S.$ (1)       Ps.            Ps.
                                                 --------------------------  ------------  --------------------------  -------------
Broadcasting revenue (2)                              24,389       255,617       182,139        42,324       443,585        306,285
Broadcasting expenses, excluding depreciation,
  amortization and corporate expenses                 12,495       130,960       131,169        23,085       241,949        255,985
                                                 ------------ -------------  ------------  ------------  ------------  -------------
Broadcasting income                                   11,894       124,657        50,970        19,239       201,636         50,300
                                                 ------------ -------------  ------------  ------------  ------------  -------------

Depreciation and amortization                          2,595        27,199        24,170         5,289        55,435         48,439
Corporate general and administrative expenses          1,641        17,195        12,043         2,712        28,425         23,166
                                                 ------------ -------------  ------------  ------------  ------------  -------------
Operating (loss) income                                7,658        80,263        14,757        11,238       117,776        (21,305)
                                                 ------------ -------------  ------------  ------------  ------------  -------------

Comprehensive financing cost:
  Interest expense                                      (628)       (6,587)       (4,956)       (1,374)      (14,401)        (9,861)
  Interest income (2)                                     18           190           714            62           650            803
  Foreign exchange loss, net                             (21)         (218)      (37,599)         (678)       (7,110)       (33,130)
  Gain (loss) on monetary position                       (35)         (366)          777           129         1,355          4,018
                                                 ------------ -------------  ------------  ------------  ------------  -------------
                                                        (666)       (6,981)      (41,064)       (1,861)      (19,506)       (38,170)

Other expenses, net                                   (1,646)      (17,256)      (15,081)       (3,280)      (34,377)       (30,348)
                                                 ------------ -------------  ------------  ------------  ------------  -------------
Income (loss) before the following provisions          5,346        56,026       (41,388)        6,097        63,893        (89,823)

Provisions for income tax & employee profit
  sharing                                                196         2,050             0           196         2,050              0
                                                 ------------ -------------  ------------  ------------  ------------  -------------
Net (loss) income                                      5,150        53,976       (41,388)        5,901        61,843        (89,823)

Net (loss) income applicable to:
  Majority interest                                    5,150        53,977       (41,391)        5,901        61,841        (89,824)
  Minority interest                                        0            (1)            3             0             2              1
                                                 ------------ -------------  ------------  ------------  ------------  -------------
                                                       5,150        53,976       (41,388)        5,901        61,843        (89,823)
                                                 ============ =============  ============  ============  ============  =============

Net income for the LTM per Series A Share (3)                                                   $0.090         0.946         (0.491)
Net income for the LTM per ADS (3)                                                              $0.812         8.514         (4.419)
Weighted average common shares outstanding
  for the LTM (000's) (3)                                                                                    162,725        163,819

--------------------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.4808 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2003.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2003 and 2002 was Ps. 144,000 and Ps. 147,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2003 and 2002 was Ps. 248,000 and Ps. 315,000, respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

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